June 19, 2014

QTRRF: OTCQX International
QTA: TSX VENTURE
NR-09-14

QUATERRA ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or “the Company”) (TSX-V: QTA; OTCQX: QTRRF) today announced that it is seeking TSX Venture Exchange (“TSX-V”) approval for a non-brokered private placement of up to US$500,000 of units (the “Units”), each Unit comprised of Non-Transferable Convertible Redeemable US$1,000 Principal Amount Promissory Notes (the “Notes”) and 11,442 Non-Transferable Share Purchase Warrants (the “Warrants”).

Description of Securities

Notes: Each Note will be non-transferable and convertible into common shares of Quaterra (“Shares”). The principal and interest of each Note will become due and payable (the “Due Date”) eighteen months (the “Term”) after the date of issuance of the Note (the “Closing Date”), unless the Note is earlier converted or redeemed. Each Note will bear simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the Due Date of the Note, conversion or redemption. Subject to provisions to be set forth in each Note, upon conversion or redemption, interest will be paid in the form of Shares at the Market Price determined in accordance with the policies of the TSX-V. The Company has no present intention of listing the Notes on any exchange and currently there is no published market for any Notes of the Company. The issue of the Notes will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Notes are outstanding.

At any time after the expiration of (4) four months after the Closing Date, the holder of a Note may convert the Note into Shares in the ratio of CDN$0.095 of Note converted during the first 12 months of the Term, or CDN$0.10 of Note converted during the last 6 months of the Term, to one Share. Any interest payable will be converted into Shares at the Market Price determined in accordance with the policies of the TSX-V. However, as to any Note, the Company will reserve the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of (4) four months after the Closing Date, the Company’s common shares have achieved or exceeded a closing price of CDN$0.12 per share for a 10 consecutive trading day period on the TSX-V, the Notes will be automatically redeemed and converted into Shares in the ratio of CDN$0.095 of Note redeemed during the first 12 months of the Term, or CDN$0.10 of Note converted during the last 6 months of the Term, for one Share. Any interest payable will be converted into Shares at the Market Price determined in accordance with the policies of the TSX-V. However, as to any Note, the Company will reserve the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard.

At any time after the expiration of (4) four months after the Closing Date, the Company may, prior to conversion, on 30 days notice in writing redeem the Notes by paying the holders, in cash, the principal amount of the Notes together with interest, in cash or, at the Company’s option, in Shares at the Market Price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the Notes.

Warrants: Each Warrant will be non-transferable and entitle the holder at any time after the expiration of (4) four months after the Closing Date to purchase common shares in the capital of the Company as constituted on the Closing Date (each such common share referred to as a “Warrant Share”) at a price of CDN$0.16 per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on the “Expiry Date”, being the first business day that is 18 months after the Closing Date; provided that, in the event that, at any time after (4) four months after the Closing Date, the Company’s common shares have achieved or exceeded a closing price of CDN$0.20 per share for a 10 consecutive trading day period on the TSX-V, the Company may accelerate the Warrant expiry date to 30 days after notice is given.

The Company has no present intention of listing the Warrants on any exchange and currently there is no published market for any warrants of the Company. The issue of the Warrants will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

There are no finder’s fees associated with this transaction.

On behalf of the Board of Directors,

Scott B. Hean,
Chief Financial Officer
Quaterra Resources Inc.

For more information please contact:
Scott Hean CFO
604-641-2747 (office); 778-834-5461 (cell)
shean@quaterra.com

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.